

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Via E-mail
Mr. J. Chris Verenes
Chief Executive Officer
Security Federal Corporation
238 Richland Avenue Northwest
Aiken, South Carolina 29801

> Re: **Security Federal Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 000-16120**

Dear Mr. Verenes:

We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief